

January 18, 2013

Via E-Mail
Mr. Jean-Marc Allain
President and Chief Executive Officer
Trans-Lux Corporation
26 Pearl Street
Norwalk, CT 06850

> **Re:** **Trans-Lux Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 20, 2012**
> **File No. 333-182870**

Dear Mr. Allain:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. When you file your amended registration statement, please ensure that you include a marked or redlined version of the amendment with your EDGAR submission as well. Since there was no marked or redlined version comparing Amendment No. 1 to the original filing, we would ask that you provide a cumulatively marked copy comparing Amendment No. 2 to the original filing. See Rule 472 of Regulation C.

Critical Accounting Policies and Estimates, page 12

2. We have read your response and revision to comment 24 in our letter dated August 20, 2012. You state on page 13 that projected renewal rates and CPI rate

changes are critical to your fair value estimates. Please revise herein to further: i) address the micro- and macroeconomic factors that cause renewal rates and CPI rates to increase or decrease; ii) address how such increases or decreases affect your non-discounted cash flow model, and iii) comment on whether historical renewal rates and CPI rate changes have been consistent with projections, including your experience as of the latest impairment test undertaken, and disclose the date thereof.

3. Please disclose the reasons outdoor rental equipment have an estimated useful life longer than that of indoor rental equipment.

Liquidity and Capital Resources, page 16

4. Please reorganize this section to make the most important information regarding your liquidity more prominent and accessible to the reader. For example, much of the disclosure on page 18, including key disclosure on the sufficiency of cash on hand to finance your operations and the PBGC lien, appears under the heading "June 2011 Note Offering" and could be overlooked. Also, the heading "Liquidity and Capital Resources" on page 20 duplicates the heading on page 16, and there are two tables of obligations as of different dates.

5. Please clarify whether you intend to pay the $740,000 in contributions to the pension plan required in 2012. Clarify how you have decided which amounts to pay and what amounts to request waiver for.

6. We have read your response and revision related to comment 11 in our letter dated August 20, 2012. You state on page 18, "At this rate, the cash on hand at September 30, 2012, of $853,000 would be sufficient to continue its manufacturing operations for more than the next 12 months." However, given the non-payment of required interest and principal amounts, as well as required payments relating to your pension plans, please revise. Under an appropriate heading, please provide a clear, prominent discussion and analysis of your existing sources of liquidity and your expected uses of liquidity over the next twelve months to meet expected and required commitments and to fund operations. Also, please revise the table of fixed cash obligations to include required payments to your retirement plan, including unpaid amounts for which you have requested waivers, as well as estimated warranty payments and other obligations. Explain why the amount of long-term debt, including interest is substantially less than the long-term debt presented on the balance sheet.

Revolving Credit Facility, page 17

7. You state the Credit Agreement matures January 1, 2013 and that you are in discussions with the senior lender and other lenders to extend or refinance the

revolving credit facility. Given January 1, 2013 has now passed, please tell us and revise your filing throughout to disclose any developments from these discussions and the status of your Credit Agreement.

8. We note your statement on page 20 that under the terms of the indenture agreements that govern the Debentures and the Notes, the non-payments associated therewith constitute events of default and, accordingly, the trustees or the holders of 25% of the outstanding Debentures and Notes have the right to declare the outstanding principal and interest due and payable immediately. Given the Debentures and Notes were due in 2012, and that the Credit Agreement has already matured as of January 1, 2013, please update us and revise the filing to disclose whether the Company anticipates receiving such notice and, if so, when.

Management, page 25

9. Please update all disclosures that are made with respect to or as of the end of the 2011 fiscal year for 2012. For example, disclosures under "Compensation Committee", "Audit Committee" and "Nominating Committee", as well as other disclosures throughout this section refer to 2011. Please carefully review your disclosures and update as necessary.

Executive Compensation, page 29

10. Please update all compensation disclosures for management and your directors to include compensation for the year ended December 31, 2012.

Certain Relationships and Related Transactions, page 32

11. Please update this disclosure to reflect the completion of the 2012 fiscal year.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Mr. Jean-Marc Allain
Trans-Lux Corporation
January 18, 2013
Page 4

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

<u>Via E-Mail</u>
Richard A. Friedman, Esq.
David B. Manno, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006